Rule 10b5-1 Purchase Plan

This Rule 10b5-1 Purchase Plan is entered into on October 7, 2020 (this "Purchase Plan") between BVF Partners L.P. ("Purchaser") and Jefferies LLC ("Broker"), acting as agent for Purchaser.

Recitals

A.   This Purchase Plan is entered into between Purchaser and Broker for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

B.   Purchaser is establishing this Purchase Plan in order to acquire shares of Common Stock, par value $.0075 per share (the "Stock") of XOMA Corporation (NASDAQ: XOMA) (the "Issuer").

Article I
Purchaser's Representations, Warranties and Covenants

Purchaser represents, warrants and covenants to Broker as follows:

1.1.   As of the date hereof, Purchaser is not aware of any material nonpublic information concerning the Issuer or its securities. Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade compliance with the Federal securities laws.

1.2.   Purchaser agrees that Purchaser shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Purchase Plan at any time while this Purchase Plan is in effect. Any notice given to Broker pursuant to this Purchase Plan shall be given in accordance with Section 5.5.

1.3.   (a)   Purchaser agrees to provide Broker with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit B hereto prior to commencement of the Plan Purchase Period (as defined below).

(b)   Purchaser agrees to notify Broker's compliance office by telephone at the number set forth in Section 5.5 below as soon as practicable if Purchaser becomes aware of the occurrence of any legal, contractual or regulatory restriction that is applicable to Purchaser or Purchaser's affiliates, including, without limitation, any restriction related to a merger or acquisition or a stock offering, and that would prohibit any purchase pursuant to this Purchase Plan (other than any such restriction relating to Purchaser's possession or alleged possession of material nonpublic information about the Issuer or its securities). Such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Purchaser and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Broker.

1.4.   The execution and delivery of this Purchase Plan by Purchaser and the transactions contemplated by this Purchase Plan has been duly authorized by Purchaser and will not contravene any provision of applicable law or any agreement or other instrument binding on Purchaser or any of Purchaser's affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Purchaser or Purchaser's affiliates.

1.5.   Purchaser has consulted with Purchaser's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with, Purchaser's adoption and implementation of this Purchase Plan. Broker has made no representation and has no obligation with respect to whether this Purchase Plan or the transactions contemplated hereby qualify for the affirmative defense provided by Rule 10b5-1. Purchaser acknowledges that Broker is not acting as a fiduciary of or an advisor to Purchaser.

1.6.   Purchaser agrees, until this Purchase Plan has been terminated, that Purchaser shall not (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a "Financial Institution"), (ii) instruct another Financial Institution to purchase or sell Stock, or (iii) adopt a plan for trading with respect to Stock other than this Purchase Plan.

1.7.   (a)   Purchaser agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Purchaser.

(b)   Purchaser agrees that Purchaser shall at all times during the Plan Purchase Period (as defined below), in connection with the performance of this Purchase Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.8.   Purchaser acknowledges and agrees that Purchaser does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Stock pursuant to this Purchase Plan.

1.9   While this Purchase Plan is in effect, Purchaser agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Purchase Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) and agrees not to alter or deviate from the terms of this Purchase Plan.

Article II
Implementation of the Purchase Plan

2.1.   Purchaser hereby appoints Broker as its agent to purchase shares of Stock as described on Exhibit A of this Purchase Plan ("Trading Formula"). Subject to such terms and conditions, Broker hereby accepts such appointment. Broker agrees to conduct all purchases pursuant to this Purchase Plan consistent with paragraphs (b)(2), (b)(3) and (b)(4) Rule 10b-18 under the Securities Exchange Act of 1934, assuming Broker's purchases are the only purchases being made by Purchaser or any affiliated purchaser. Purchaser agrees that it shall not take, nor

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permit any person or entity under its control to take, any action that could jeopardize compliance with Rule 10b-18.

2.2. Broker is authorized to begin purchasing Stock pursuant to this Purchase Plan on [omitted] and shall cease purchasing stock on the earliest to occur of (i) the date on which Broker is required to suspend or terminate purchases under this Purchase Plan pursuant to Section 3.1 below, (ii) the date on which Broker receives notice of the dissolution of Purchaser, (iii) the date on which Broker receives notice that the Issuer or any other person has publicly announced a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company, (iv) the date on which Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Purchaser's bankruptcy or insolvency, (v) the date that the aggregate number of shares of Stock purchased pursuant to this Purchase Plan reaches [omitted] shares (the "Total Purchase Amount"), and (vi) [omitted]. The period of time between the commencement of purchases and the termination of purchases under this Purchase Plan shall be the "Plan Purchase Period."

2.3. (a) During the Plan Purchase Period, Broker shall purchase the Stock in accordance with Exhibit A at such times, at such prices and in such quantities as Broker determines to be appropriate in accordance with the terms of this Purchase Plan.

(b) Subject to the restrictions set forth in Section 2.1 above, Broker shall purchase shares of Stock under ordinary principles of best execution at the then-prevailing market price.

(c) Broker shall, within one business day after each day on which a purchase of Stock is made (a "Purchase Day"), provide the individuals identified in Section 5.5(c) below with the amount of shares of Stock purchased, the purchase prices of each of such purchase and such other information as they may reasonably require in order to permit timely compliance by Purchaser or its affiliates, as applicable, with the requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(d) The Total Purchase Amount shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Purchase Period. Purchaser shall promptly advise Broker of any such event.

2.4. Broker shall not purchase Stock hereunder at any time when:

(i) Broker, in its sole discretion, has determined that a market disruption, banking moratorium, trading suspension, outbreak or escalation of hostilities or other crisis or calamity has occurred that, in Broker's judgment, made it impracticable for Broker to effect purchases of the Stock; or

(ii) Broker, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Purchaser or Purchaser's affiliates; or

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(iii)   Broker, in its sole discretion, has determined that to do so would materially impact the trading price for the Stock; or

(iv)   Broker has received notice from the Purchaser of the occurrence of any event contemplated by Section 1.3(b) above; or

(v)   Broker has received notice from Purchaser to terminate the Purchase Plan in accordance with Section 3.1(a) below.

2.5.   Purchaser will pay for the Stock purchased under this Purchase Plan on the normal settlement date. Purchaser agrees to deliver cash required to fund purchases pursuant to this Purchase Plan into an account at Broker in the name of and for the benefit of Purchaser (the "Plan Account") prior to the settlement of shares of Stock purchased under this Purchase Plan.

2.6.   Broker may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. Purchaser agrees that if Broker is a market maker in the Stock at the time that any purchase is to be made under this Purchase Plan, Broker may, at its sole discretion, sell Stock to Purchaser in its capacity as market maker.

Article III
Termination; Amendment of Purchase Plan

3.1.   (a)   This Purchase Plan may be suspended or terminated by Purchaser or Broker at any time upon two days prior written notice sent to Broker or Purchaser, as the case may be, by overnight mail and by facsimile at the address and fax number set forth in Section 5.5 below. Purchaser agrees that Purchaser shall not suspend or terminate this Purchase Plan except upon consultation with Purchaser's own legal advisors.

(b)   This Purchase Plan shall be suspended if Broker receives notice of the occurrence of any event contemplated by Section 1.3(b) above.

3.2.   Purchaser agrees that Broker will execute this Purchase Plan in accordance with its terms and will not be required to suspend or terminate any purchases of the Stock unless Broker has received notice in accordance with Section 3.1 above at least two days prior to the date on which this Purchase Plan is to be suspended or terminated.

3.3.   This Purchase Plan may be amended by Purchaser only upon the written consent of Broker and receipt by Broker of the following documents, each dated as of the date of such amendment:

(i)   a representation signed by the Issuer substantially in the form of Exhibit B hereto;

(ii)   a certificate signed by Purchaser certifying that the representations and warranties of Purchaser contained in this Purchase Plan are true at and as of the date of such certificate as if made at and as of such date.

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Article IV
Indemnification; Limitation of Liability

4.1. Purchaser agrees to indemnify and hold harmless Broker and its directors, officers, employees, agents and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim): (i) arising out of or attributable to actions taken or not taken by any of them under this Purchase Plan, except in the case of any claims, losses, damages or liabilities resulting from Broker's gross negligence or willful misconduct; (ii) arising out of or attributable to any breach by Purchaser of this Purchase Plan (including Purchaser's representations and warranties); or (iii) any violation by Purchaser of applicable laws or regulations. This indemnification will survive termination of this Purchase Plan.

4.2. Notwithstanding any other provision of this Purchase Plan, neither Broker nor any of its directors, officers, employees, agents or affiliates shall be liable to Purchaser or any other person or entity: (i) as a result of actions taken or not taken by any of them under this Purchase Plan, except in the case of a liability resulting from Broker's gross negligence or willful misconduct; (ii) for special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, including without limitation lost profits or lost savings, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (iii) for any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond Broker's reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God."

Article V
General

5.1. Purchases of Stock effected under this Purchase Plan will settle on a normal three day settlement basis plus any commission to be paid to Broker, provided that any commission hereunder shall be not greater than $0.03 per share of Stock purchased.

5.2. [Intentionally Omitted]

5.3. Purchaser and Broker acknowledge and agree that this Purchase Plan is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.

5.4. This Purchase Plan constitutes the entire agreement between the parties with respect to this Purchase Plan and supersedes any prior agreements or understandings with regard to this Purchase Plan. If requested, Purchaser shall execute a standard form account agreement with Broker, but in the event of conflict between any provision of such standard form account agreement and this Purchase Plan, the provisions of this Purchase Plan shall control.

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5.5.   (a)   All notices to Broker under this Purchase Plan shall be given to Broker's compliance office in the manner specified by this Purchase Plan by telephone at (212) 284-2465, by facsimile at (646)786-5205 or by air courier to the address below:

> Jefferies LLC
> Compliance Department
> 520 Madison Avenue
> New York, NY 10022
> Attn: Morten Aasland

(b)   All notices to Purchaser under this Purchase Plan shall be given to Purchaser in the manner specified by this Purchase Plan by telephone c/o Spike Loy at (415) 525-8890 or by air courier to the address below:

> BVF Partners L.P.
> 44 Montgomery Street, 40th Floor
> San Francisco, CA 94104
> Attn: James Kratky

(c)   All reports of purchases by Broker shall be given to each of:

> BVF Partners L.P.
> 44 Montgomery Street, 40th Floor
> San Francisco, CA 94104
> Attn: James Kratky
>
> with an email copy to: Spike Loy (loy@bvflp.com) and Sam Huang (huang@bvflp.com)

(d)   All such notices and communications may be directed to such other or additional persons or such other addresses for any party or person as may be specified by like notice.

5.6   This Purchase Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

5.7   If any provision of this Purchase Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Purchase Plan will continue and remain in full force and effect.

5.8   This Purchase Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

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[Remainder of Page Intentionally Left Blank – Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date first written above.

BVF Partners L.P.

By: BVF, Inc., General Partner

By:______________________________
Name: Mark Lampert
Title: President

JEFFERIES LLC

DocuSigned by:
3BF6456A59BE4A9...
By:______________________________
Name: John Noonan
Title: Managing Director

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Issuer Representation

1.   XOMA CORPORATION (the "Issuer") represents that it has approved the Rule 10b5-1 Purchase Plan, dated as of October 7, 2020 (the "Purchase Plan"), between BVF Partners L.P. ("Purchaser") and Jefferies LLC ("Broker") relating to the Common Stock of the Issuer (the "Stock").

2.   The purchases to be made by Broker for the account of Purchaser pursuant to this Purchase Plan will not violate the Issuer's insider trading policies, and to the best of the Issuer's knowledge there are no legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser's affiliates as of the date of this representation that would prohibit Purchaser from entering into this Purchase Plan or prohibit any purchases pursuant to this Purchase Plan.

Dated: As of October 7, 2020

By: DocuSigned by: *Tom Burns*   A89BFE5F36194F8...
Name: Tom Burns
Title: Chief Compliance Officer